UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. _ )*

FullNet Communications, Inc.(Name of Issuer)

Common Stock(Title of Class of Securities)

359851102(CUSIP Number)

December 31, 2021(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]	Rule 13d-1(b)
[]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No.	359851102

1.	NAMES OF REPORTING PERSONS Timothy J. Kilkenny
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER	4,127,645
	6. SHARED VOTING POWER – Shares held by Reporting Person’s spouse.	315,000
	7. SOLE DISPOSITIVE POWER	3,887,017
	8. SHARED DISPOSITIVE POWER – Shares held by Reporting Person’s spouse.	315,000
9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,202,017 - Consists of 4,127,645 Sole Voting Power Shares less 240,628 shares of convertible preferred stock held by Reporting Person, which carry two voting rights per share, plus 315,000 shares of common stock held by the Reporting Person’s spouse.

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [X] Excludes 83,333 common stock purchase options held by Reporting Person that are not exercisable within 60 days.
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 23.8%
12.	TYPE OF REPORTING PERSON IN (Individual)

Item 1.
(a)	Name of Issuer FullNet Communications, Inc.
(b)	Address of Issuer's Principal Executive Offices 201 Robert S. Kerr Avenue, Suite 210 Oklahoma City, OK 73102

Item 2.
	(a)	Name of Person Filing Timothy J. Kilkenny
	(b)	Address of Principal Business Office or, if None, Residence c/o FullNet Communications, Inc. 201 Robert S. Kerr Avenue, Suite 210 Oklahoma City, OK 73102
	(c)	Citizenship United States
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 359851102
Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
	(a)	[ ]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
	(b)	[ ]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	[ ]	Insurance Company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	[ ]	Investment Company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	[ ]	An investment adviser in accordance with Rule 240.13d-1(b)(1)(ii)(E); *
	(f)	[ ]	An employee benefit plan or endowment fund in accordance with Rule 240.13d-1(b)(1)(ii)(F);
	(g)	[X]	A parent holding company or control person in accordance with Rule 240.13d-1(b)(1)(ii)(G);
	(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	[ ]	A non-U.S. institution in accordance with Rule 240.13d-1 (b)(1)(ii)(J);
	(k)	[ ]	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount Beneficially Owned: 4,202,017

	(b)	Percent of Class: 23.8%

	(c)	Number of shares as to which such person has:
		(i)	sole power to vote or to direct the vote	4,127,645

	(ii)	shared power to vote or to direct the vote	315,000
	(iii)	sole power to dispose or to direct the disposition of	3,887,017
	(iv)	shared power to dispose or to direct the disposition of	315,000
Item 5.	Ownership of Five Percent or Less of Class.
	Not Applicable.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
	Not Applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
	Not Applicable.
Item 8.	Identification and Classification of Members of the Group. Not Applicable.
Item 9.	Notice of Dissolution of Group. Not Applicable.
Item 10.

Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 9, 2022	By: /s/ Timothy J. Kilkenny